EYEWTEA

04034371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN
290 Harbor Drive
Stamford, Connecticut 06902

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Exhibit Index is on page 16

TWC SAVINGS PLAN

Financial Statements and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Charlotte, North Carolina
June 18, 2004

TWC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	**2002**
	(In Thousands)	
Investment in AOL Time Warner Defined Contribution Plans Master Trust (now known as the Time Warner Defined Contribution Plans Master Trust) (Notes 1 and 3)	$591,771	$464,464
Loans to participants	19,817	20,471
Contributions receivable:		
Employer	545	685
Participants	916	1,125
Total Assets	613,049	486,745
Administrative fees payable	397	638
Transfer to other plan payable	-	67,477
Total Liabilities	397	68,115
Net assets available for benefits	$612,652	$418,630

See accompanying notes

4

TWC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31, 2003	2002
	(In Thousands)	
Net assets available for benefits at beginning of year	$418,630	$647,876
Changes in net assets		
Net investment gain (loss) from AOL Time Warner Defined Contribution Plans Master Trust (now known as Time Warner Defined Contribution Plans Master Trust) (Notes 1 and 3)	120,723	(227,990)
Contributions:		
Employer, net of forfeitures	30,128	32,567
Participant	48,670	52,775
Dividend and interest income	5,633	6,242
Rollovers received	1,817	3,132
Participants withdrawals	(23,947)	(28,130)
Administrative expenses	(602)	(365)
Net transfer from (to) other plans (Note 1)	11,647	(67,477)
Other	(47)	-
Increase (decrease) in net assets available for benefits	194,022	(229,246)
Net assets available for benefits at end of year	$612,652	$418,630

See accompanying notes.

Notes to Financial Statements
December 31, 2003

Note 1 - Description of the Plan

The following description of the TWC Savings Plan (the "Plan") provides only general information. A more complete description of the Plan's provisions is provided in the Plan documents as amended, and summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

General

The Plan is sponsored by Time Warner Entertainment Company, L.P. ("TWE"). The Plan is a participating plan in the AOL Time Warner Defined Contribution Plans Master Trust (now known as the Time Warner Defined Contribution Plans Master Trust) (the "Master Trust"). Certain divisions of TWE, Time Warner Cable Inc., Time Warner Entertainment-Advance/Newhouse Partnership (a general partnership owned by TWE and Advance/Newhouse Partnership, a partnership of Newhouse Broadcasting Corporation and Advance Communications Corp.) ("TWEAN"), and Century Venture Corporation (these entities are herein collectively referred to as Time Warner Cable ("TWC")) are participating employers in the Plan.

Effective October 16, 2003, AOL Time Warner Inc. changed its name to Time Warner Inc. ("Time Warner") and the AOL Time Warner Inc. Stock Fund was changed to the Time Warner Inc. Stock Fund accordingly.

Generally, employees of TWC eligible to participate in the Plan are non-union and certain union employees with a minimum of three months of employment with TWC. Upon working one year and at least 1,000 hours of service, participants in the plan begin to receive company matching contributions.

The Plan permits eligible employees to save on a pre-tax contribution basis.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as rollovers received in the statements of changes in net assets available for benefits.

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity") pursuant to a master trust arrangement. TWC participates in the Master Trust to which contributions are made, from which benefit disbursements are paid, and in which investments are held. Participants may change their investment options as often as they desire.

Note 1 - Description of the Plan (continued)

Separate accounts are maintained for each participant's interest in the various Investment Funds offered under the Plan. The participants' accounts are credited with their own and TWC contributions and earnings and losses thereon. Investment earnings are allocated to the participants' accounts based on their proportionate interest in the separate funds.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by TWC.

The Plan is administered by a committee ("Administrative Committee") appointed by TWE. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Plan Transfers

Restructuring of Partnership

Due to a restructuring of TWEAN, effective December 31, 2002, certain employees of TWEAN became employees of the Advance/Newhouse Partnership. In conjunction with the restructuring, an estimate of $67,477,000 was reflected as a transfer to other plan payable on the accompanying statement of net assets available for benefits and a transfer to other plan on the accompanying statement of changes in net assets available for benefits at December 31, 2002. The $67,477,000 consisted of an estimate of the value of participant accounts of $64,396,269 and the value of participant loans of $3,080,731. During the plan year ended December 31, 2003, plan assets having an aggregate value of $51,219,560 (excluding the value of participant loans) were transferred from the Plan to the Advance/Newhouse Partnership 401(k) Plan. The difference between the estimate of the value of participant accounts made in 2002 of $64,396,269 and the actual asset transfer amount during the 2003 plan year of $51,219,560 is reflected in the current year statement of changes in net assets available for benefits as a transfer from other plan. The transfer to other plan payable of $3,080,731 that was recorded as of December 31, 2002 associated with the participant loans was equal to the actual transfer made during 2003.

Note 1 - Description of the Plan (continued)

Mystro Transfer

Effective January 1, 2003, account balances in the Plan of the employees of AOL Time Warner Interactive Video Group, Inc. (known as Mystro) ("Mystro Employees") with a value of $1,536,481 were transferred to the AOL Time Warner Savings Plan (now known as Time Warner Savings Plan). Assets of Mystro Employees remained invested in the same Investment Funds in the Master Trust, since both plans participate in the Master Trust. All Mystro Employees who were participants in the Plan became participants of the AOL Time Warner Savings Plan.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 13, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Contributions

The Plan provides that the minimum participant contribution is 2% of the participant's eligible compensation (including overtime, shift differentials and commissions, but excluding bonuses and incentive compensation) with a maximum contribution of 16%, unless the participant was considered a highly compensated employee in the prior calendar year. Participants receiving compensation in excess of $85,000 in 2002 were considered highly compensated for the 2003 Plan year. Highly compensated participants may contribute from 2% to 6% of eligible compensation in 2003 or 2002. The maximum annual compensation used for determining participant contributions in 2003 is limited by the annual limit established by the Code, subject to adjustment as permitted under the Code. TWC will generally contribute two dollars to a participant's account for every three dollars the participant contributes through payroll deductions for the first 10% of a participant's eligible compensation contributed to the Plan. Prior to August 30, 2002 the minimum participant contribution was 1%. TWC has the right in any year to set the maximum amount of the employer contribution.

Note 1 - Description of the Plan (continued)

Vesting

Participant contributions and earnings thereon are 100% vested. TWC contributions and earnings thereon vest as follows: 25% after two full years of service; 50% after three full years of service; 75% after four full years of service; and 100% after five full years of service.

The employee's interest in TWC contributions becomes fully vested upon death, retirement at normal retirement age, total disability, termination of the Plan or certain other events. All forfeitures become immediately available to offset TWC contributions or may be used to pay Plan expenses. Forfeitures were $470,703 and $388,716 at December 31, 2003 and 2002, respectively. If an individual repays the amounts that have been withdrawn upon termination within five years of the withdrawal, TWC will reinstate any forfeitures as a result of the termination. Although TWC has not expressed an intent to terminate the Plan, it may do so at any time.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or cash installments equal to the vested value of his or her account, or periodic installments over a period not exceeding his or her life expectancy or the joint and last survivor expectancy of the participant and the participant's beneficiary. For a participant whose vested account balance does not exceed $5,000, a lump sum is distributed from all funds in which the employee participates except for the Time Warner Inc. Stock Fund (formerly AOL Time Warner Inc. Stock Fund). Distribution of the vested portion of the participant's Time Warner Inc. Stock Fund will be made in cash or in shares of Time Warner common stock at the participant's election.

Participant Loans

The Plan provides that participants may borrow from their vested account balances. The amount of the loan cannot be less than $1,000 and shall not exceed $50,000. The interest rate on loans is 1% greater than the Prime Rate as reported in the Wall Street Journal on the first day of the calendar quarter in which the loan is requested. Loans must be repaid through payroll deduction or by check if payroll deductions are not available. The one-time loan setup fee and the quarterly maintenance fee charged to the Plan shall be deducted from the participant's fund accounts for each loan. Loans are recorded at principal amounts and are treated as transfers between the Investment Funds and the participant loan fund. Interest rates are fixed at the time of the loan and as of December 31, 2003 and December 31, 2002, range from 4.75% to 11% and 4.75% to 11%, respectively.

Note 2 - Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements have been prepared using the accrual method. Benefit payments are recorded when paid.

Note 3 - Investments

The assets of the Plan are primarily invested in the Master Trust, a trust maintained for the collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates. The Master Trust provides for eleven core Investment Funds including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and, effective January 1, 2003, a growth and income mutual fund. The Master Trust also provides for many additional mutual funds as Investment Funds.

The beneficial interests of the Plan in the Master Trust at December 31, 2003 and 2002, used to allocate investment income/loss, gains and losses and certain expenses to the Plan are 14.87% and 14.83%, respectively.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported by Fidelity and its affiliates. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed, and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value, which approximates fair value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was approximately $426,624,000 and $420,068,000 as of December 31, 2003 and 2002, respectively.

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The

Note 3 - Investments (continued)

Crediting Rate is calculated daily and was 4.8% and 5.3% at December 31, 2003 and 2002, respectively. The average annualized yield of the Capital Preservation Fund was 5.1% and 5.8% for the years ended December 31, 2003 and 2002, respectively.

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2003	**2002**
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$1,581,485	$1,246,178
Time Warner common stock	863,335	626,191
Synthetic investment contracts	410,799	397,182
Mutual funds	1,113,030	768,917
Cash equivalents	12,097	9,699
Total investments	3,980,746	3,048,167
Accrued investment income and other assets	6,755	94,696
Total assets	3,987,501	3,142,863
Total liabilities	7,830	11,200
Net assets available to participating plans	$3,979,671	$3,131,663

Notes to Financial Statements
December 31, 2003

Note 3 - Investments (continued)

During the years ended December 31, 2003 and 2002, investment income (loss) of the Master Trust was as follows:

	Years ended December 31, 2003	Years ended December 31, 2002
	(In Thousands)	
Interest and dividend income	$ 39,160	$ 34,554
Net realized and unrealized appreciation/ (depreciation) in fair value of investments:		
Commingled trust funds	394,277	(249,635)
Time Warner common stock	247,628	(893,892)
Mutual funds	144,958	(77,855)
Total net realized and unrealized appreciation/ (depreciation)	786,863	(1,221,382)
Total investment income and net realized and unrealized appreciation/(depreciation)	$826,023	$(1,186,828)

Note 4 - Transaction with Parties-In-Interest

Under the terms of the Plan, TWC must contribute only cash for the TWC contributions to the Plan, and purchases of Time Warner common stock must be made on the open market.

Note 5 - Contingencies

As of June 18, 2004, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the

Note 5 – Contingencies (continued)

AOL Time Warner Savings Plan, the AOL Time Warner Thrift Plan and/or the Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these lawsuits also names TWE as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia,* continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated for coordinated pre-trial proceedings as part of other Time Warner-related shareholder lawsuits and derivative actions under the caption In re AOL Time Warner Inc. Securities and "ERISA" Litigation in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including America Online, Inc., certain current and former officers, directors and employees of Time Warner and Fidelity Management Trust Company. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint and that motion is pending. On September 26, 2003, the court granted Time Warner's motion for a limited stay of discovery in the ERISA actions. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these cases or reasonably estimate a range of possible loss. The Plans are not named as defendants in these consolidated actions.

Note 6 - Subsequent Event

Effective June 18, 2004, Time Warner Cable Inc. became the plan sponsor.

TWC SAVINGS PLAN

EIN: 13-3666692 PLAN: 019

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(Dollars in thousands)

Investment Description	Current Value
Loans to participants (interest rates from 4.75% to 11%, maturing through January 13, 2014)	$19,817

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 25, 2004

By: [signature]
Name: Pascal Desroches
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	17

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787 and 333-116118 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 18, 2004, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Charlotte, North Carolina
June 22, 2004